FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                            For the month of June, 2004

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                          TDK Corporation

                                          (Registrant)


June 4, 2004

                                           BY:    /s/ Michinori Katayama


                                           Michinori Katayama

                                           Corporate Officer

                                           General Manager

                                           Corporate Communication Departement




                                                                    May 31 2004

To:    Our Overseas Stockholders



                                                       TDK Corporation
                                                       13-1, Nihonbashi 1-chome,
                                                       Chuo-ku, Tokyo

                        TDK Corporation (the "Company")
Notice of the Convocation of the 108th Ordinary General Meeting of Stockholders

Dear Sirs:

         Enclosed please find the notice of the convocation of the 108th ordinary general meeting of stockholders of the Company together with the reference documents.

         Please study the reference documents with respect to each item of the agenda of the meeting and exercise your voting rights through your standing proxy in Japan. Please be aware that the voting right exercise form should arrive at us through your standing proxy in Japan on or prior to June 29, 2004.


                                   Very truly yours,

                                   TDK Corporation



                                               BY:/s/  Noboru Hara
                                               Noboru Hara
                                               General Manager
                                               General Administration Department



 (Translation)


                           NOTICE OF THE CONVOCATION

                                       OF

               THE 108TH ORDINARY GENERAL MEETING OF STOCKHOLDERS





Notice:   This is a translation from Japanese language of a notice distributed to stockholders in Japan. The translation is prepared solely for the convenience of foreign shareholders. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.





                                TDK Corporation

                                  Tokyo, Japan





(Translation)

To:  Stockholders
                                                                   May 31, 2004

TDK Corporation (the "Company")
13-1, Nihonbashi 1-chome
Chuo-ku, Tokyo
Hajime Sawabe
President and CEO

                            NOTICE OF CONVOCATION OF
               THE 108TH ORDINARY GENERAL MEETING OF STOCKHOLDERS

Dear Sirs:

          You are hereby notified that the 108th Ordinary General Meeting of Stockholders will be held as stated below. You are respectfully requested to attend the meeting.

            When you attend the meeting in person, please submit the voting right exercise form enclosed herewith to the receptionist at the place of the meeting. In the event that you are unable to attend the aforesaid meeting, please study the reference documents below and indicate on the voting right exercise form enclosed herewith your approval or disapproval of the items on the agenda, since you may exercise your voting right by written form by returning the form to the Company after affixing your seal impression.

                                  Particulars

1.  Date and Time:                10:00 a.m. on June 29, 2004 (Tuesday)

2.  Place of the Meeting:         Technical Center of the Company, 9th Floor
                                  15-7, Higashi-Ohwada 2-chome, Ichikawa-shi,
                                  Chiba Prefecture

3.  Purposes of the Meeting:

    Matters to be Reported:       Report on the balance sheet as of March 31,
                                  2004 and the business report and the statement of income for the 108th fiscal year (from
                                  April 1, 2003 to March 31, 2004)

    Matters to be Resolved:

    First Item:                   Approval of proposal for appropriation of
                                  retained earnings for the 108th fiscal year

    Second Item:                  Partial amendments to the Articles of
                                  Incorporation The substances of this item are contained in the "Reference Document
                                  Concerning Exercise of Voting Rights"
                                  (from Page (29) to page (30))


    Third Item:                   Issuance of stock acquisition rights, in order
                                  to grant such rights to Directors, Corporate
                                  Officers and key employees of the Company and its associated companies
                                  The substances of this item are contained in the "Reference Documents Concerning Exercise of Voting Rights" from Page (30) to page (33))

    Fourth Item:                  Acquisition of own shares of the Company
                                  The substances of this item are contained in the "Reference Documents Concerning Exercise of Voting Rights"
                                  (Page (33))

    Fifth Item:                   Election of seven (7) Directors

    Sixth Item:                   Election of one (1) Corporate Auditor

    Seventh Item:                 Presentation of retirement grants
                                  to the retiring Director and retiring
                                  Corporate Auditor

                                         - End -


                (Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Stockholders)

Attachment (1)

                                Business Report
                              From: April 1, 2003
                              To: March 31, 2004
Business Conditions

(1)    Business Conditions and Results

The Japanese economy in fiscal 2004, ended March 31, 2004, tended toward recovery, led by IT-related production and exports. However, with no upturn evident in household incomes, consumer spending failed to rebound. The U.S. economy, the driving force for the world economy, saw consumer spending, housing investment and capital expenditures all rise, as the government eased fiscal and monetary policy. The U.S. economy further expanded compared with the previous year.

In the electronics industry, the year was characterized by the rising popularity of LCD and plasma flat-screen TVs, digital cameras and DVD (digital versatile discs) recorders, as well as by the increasing sophistication of mobile phones and replacement demand for PCs, and the growing use of electronics in automobiles. However, deflationary trends in world markets affected these finished products, placing unrelenting pricing pressure on electronic materials and components and recording media and systems, TDK's main products.

TDK saw orders drop in the first quarter (April-June 2003) of fiscal 2004 due to one-off factors such as the SARS outbreak and fallout from the Iraq war. Nevertheless, TDK remained focused on implementing profit structure reforms, carrying on initiatives from fiscal 2003 to improve asset productivity and concentrate resources on strategically selected businesses.

As a result, on a parent-company basis, net sales decreased 1.4% to Y316,050 million, operating income decreased 44.8% to Y1,756 million, and current income rose 13.2% to Y10,277 million. Net income was Y4,458 million, up 3,251.9%, while basic net income per common share rose from Y0.53 to Y32.87.

TDK posted consolidated net sales of Y658,862 million, up 8.2%; operating income climbed 146.0% to Y54,322 million; and income before income taxes jumped 207.5% to Y55,603 million. Net income soared 250.3% to Y42,101 million. Basic net income per common share was Y317.80, up from Y90.56.

The following is a discussion of results by business segment, mainly on a consolidated basis.

(2)    Segment Information
Electronic materials and components segment
In the electronic materials and components segment, consolidated net sales increased 10.7%, from Y472,529 million to Y522,862 million. Net sales in both the electronic materials and electronic devices sectors decreased compared with the previous fiscal year when TDK benefited from a temporary surge in demand related to the 2002 FIFA World Cup and strong demand from manufacturers following a period of inventory reductions. This decline occurred despite solid demand for components that was spurred by the growing popularity of flat-screen TVs, digital cameras, and DVD recorders, as well as by recovering sales of mobile phones. Segment sales as a whole rose on the back of a sharp year-on-year increase in sales of HDD heads accompanying burgeoning demand for HDDs.

Parent-company net sales decreased 2.5%, from Y278,006 million to Y271,043 million. Sales in the electronic materials and electronic devices sectors fell for the same reason as sales on a consolidated basis. Recording devices sales dropped due to a change in the form of transactions with business partners.

Sector results were as follows.

Electronic materials
Consolidated net sales in the electronic materials sector decreased 1.3%, from Y168,949 million to Y166,818 million.
(Capacitors) Sales of multilayer chip capacitors, the main product in the capacitor sector, increased. Higher orders for capacitors, which reflected growing demand for communications products, offset falling sales prices and the negative effect of exchange rate movements.
(Ferrite cores and magnets) In ferrite cores, deflection yoke cores and flyback transformer cores saw sales drop due to falling demand and sales prices. The drop in orders is a reflection of a rapid shift in consumer demand from CRT TVs to LCD, plasma and other flat-panel models. Higher sales of small coils and transformer cores, where demand is increasing, failed to offset this decrease, resulting in a decline in overall sales of ferrite cores. Magnet sales declined as the effect of falling sales prices outweighed higher sales volumes. Overall, sales of ferrite cores and magnets were down year on year.

Parent-company net sales decreased 1.8%, from Y133,325 million to Y130,925 million for the same reasons as the decline in consolidated net sales in this sector.

Electronic devices
In the electronic devices sector, consolidated net sales decreased 4.2%, from Y 112,729 million to Y107,999 million.
(Inductive devices) Inductive devices, the largest product category in this sector, posted higher sales as demand for communications products increased in line with advances in the performance of mobile phones. However, sales growth was held back by lower sales prices and foreign currency movements. (High-frequency components) Sales of high-frequency components decreased despite an upswing in shipment volumes that resulted from strong demand for components used in mobile phones, the main market for these components, and successful activities to win new orders. The decrease reflects the continuing glut in the supply of high-frequency components in the market as a whole, which prompted customers to demand price reductions that were greater than in other electronic component categories.
(Other products) Overall, sales of other products decreased. Sensors and actuators recorded higher sales due to growth in demand for communications products and PCs and peripherals. However, sales of power systems declined due to lackluster demand associated with the amusement field, a sector where demand was strong in the previous fiscal year.

Parent-company net sales declined 6.0%, from Y86,274 million to Y81,096 million for the same reasons as the decline in consolidated net sales in this sector.

Recording devices
Recording devices consolidated net sales climbed 30.8%, from Y175,986 million to Y230,105 million. Sales of HDD heads, the main product in this sector, were up sharply. This was primarily because of continuing expansion in the HDD market and the resulting robust HDD sales by major TDK customers. Sales of other heads also increased.

Parent-company net sales decreased 13.4%, from Y46,437 million to Y40,227 million, the result of a change in the form of transactions with business partners.

Semiconductors & Others
Consolidated net sales in the semiconductors & others sector climbed 20.7%, from Y14,865 million to Y17,940 million, despite sluggish sales of semiconductors for communications applications. Growth reflected higher sales of anechoic chambers for noise control and equipment used in these chambers.


Parent-company net sales increased 57.0%, from Y11,968 million to Y18,793 million for the same reasons as the increase in consolidated net sales in this sector.

(Recording media & systems segment)
In the recording media & systems segment, consolidated net sales edged down 0.3%, from Y136,351 million to Y136,000 million. While TDK continues to command a high share of the audiotape and videotape markets, sales in these two categories decreased as demand continues to shrink due to structural changes. Optical media products posted increased sales, with higher sales volumes of CD-Rs and DVDs in an expanding market offsetting lower sales prices. Sales of other products decreased. Higher sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers failed to offset lower sales of PC software, recording equipment and other products.

Parent-company net sales increased 5.4%, from Y42,690 million to Y45,006 million. A decline in sales caused by falling demand for audiotapes and videotapes was outweighed by higher sales of optical media products.

* Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Certance LLC in the U.S., other countries or both.

Sales by main product were as follows:

(Non-Consolidated)
                                                                    (Y millions)
Segment and    Main Applications                         Amount  Share of    YoY
Products                                                         Sales    Change
Electronic
materials and
components                                               271,043    85.8% -2.5%
Electronic
materials      AV, office, communications and other      130,925    41.5  -1.8
               types of equipment; automobiles, etc.
Electronic
devices        AV, office, communications and other       81,096    25.7  -6.0
               types of equipment; automobiles, etc.
Recording
devices        PCs and PC peripherals                     40,227    12.7 -13.4
Semiconductors
& others       Office equipment, communications           18,793     5.9  57.0
               equipment, etc.
Recording
media &
systems        Entertainment, education, professional     45,006    14.2   5.4
               broadcasting, etc.
Total                                                    316,050   100.0  -1.4

Incl. export
sales                                                    182,928    57.9   3.7


Note: Amounts less than Y1 million have been rounded down.



(Consolidated)
                                                                    (Y millions)
Segment and    Main Applications                         Amount   Share of YoY
Products                                                            Sales Change
Electronic
materials and
components                                               522,862    79.4%  10.7%
Electronic
materials      AV, office, communications and other      166,818    25.3   -1.3
               types of equipment; automobiles, etc.
Electronic
devices        AV, office, communications and other      107,999    16.4   -4.2
               types of equipment; automobiles, etc.
Recording
devices        PCs and PC peripherals                    230,105    35.0   30.8
Semiconductors
& others       Office equipment, communications           17,940     2.7   20.7
               equipment, etc.
Recording
media &
systems        Entertainment, education, professional    136,000    20.6   -0.3
               broadcasting, etc.
Total                                                    658,862   100.0    8.2

Incl. overseas
sales                                                    490,206    74.4   10.6

Note: Amounts less than Y0.5 million have been disregarded and amounts of 0.5 million or more have been rounded to one million.

(3)  Capital Expenditures and Fund Procurement
Parent-company capital expenditures for the year ended March 31, 2004 were Y 19,627 million, mainly for ramping up capacity and rationalizing production in capacitors and recording devices. Funds for these capital expenditures were provided by cash on hand.

Consolidated capital expenditures for the year ended March 31, 2004 were Y44,866 million, mainly for ramping up capacity and rationalizing production in capacitors and recording devices. Funds for these capital expenditures were provided by cash on hand.

Cash and cash equivalents on a consolidated basis at March 31, 2004 were Y 227,155 million, Y56,604 million higher than a year ago, the result of tight inventory management and strict selection of investments, themes continued from the previous fiscal year.

(4)  Operating Results and Financial Position
(Non-Consolidated Results)
                                                                    (Y millions)
Term                     105th           106th           107th           108th
Category         (Apr. 1, 2000   (Apr. 1, 2001   (Apr. 1, 2002   (Apr. 1, 2003
                    to Mar. 31,     to Mar. 31,     to Mar. 31,     to Mar. 31,
                         2001)           2002)           2003)           2004)

Net sales              457,676         317,811         320,697         316,050
Net income
(loss)                   8,739         (3,794)             133           4,458
Net income
(loss) per
common share
(Y)                      65.62         (28.55)            0.53           32.87
Stockholders'
equity                 441,662         426,439         419,241         415,878
Total assets           568,432         522,140         509,561         526,143



(Consolidated Results)
                                                                    (Y millions)
Term                     105th           106th           107th           108th
Category         (Apr. 1, 2000   (Apr. 1, 2001   (Apr. 1, 2002   (Apr. 1, 2003
                    to Mar. 31,     to Mar. 31,     to Mar. 31,     to Mar. 31,
                         2001)           2002)           2003)           2004)
Net sales              679,086         570,511         608,880         658,862
Net income
(loss)                  43,983        (25,771)          12,019          42,101
Net income
(loss) per
common share
(Y)                     330.54        (193.91)           90.56          317.80
Stockholders'
equity                 637,749         583,927         553,885         576,219
Total assets           820,177         749,910         747,337         770,319

Notes:
1.       Non-consolidated amounts less than Y1 million have been rounded down.
2. Consolidated amounts less than Y0.5million have been disregarded and consolidated amounts of 0.5 million or more have been rounded to one million.
3. Net income (loss) per common share is computed based on the weighted average number of shares of common stock outstanding during the period.
4. Non-consolidated net income (loss) per common share is computed by deducting treasury stock from the 106th term.
5. Non-consolidated net income per common share is based on "Accounting Standard for Earnings per Share" (Accounting Standards Board of Japan Statements 2) and "Implementation Guidance for Accounting Standard for Earnings per Share" (Accounting Standards Board of Japan Implementation Guidance 4) from the 107th term.
6. TDK adopted the Emerging Issues Task Force Issue 01-9 ("EITF 01-9"), "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" effective from the 107th term.
Accordingly, consolidated net sales for the 105th and 106th terms have been restated to conform to the subsequent presentation.

In the 105th term, sales increased while earnings declined on both a consolidated and non-consolidated basis. The fall in non-consolidated earnings is partly attributable to transitional differences accompanying a change in the accounting standard for retirement benefits.

In the 106th term, sales and earnings declined on both a consolidated and non-consolidated basis. Results in the 106th term partly reflect the inclusion of restructuring costs for reforms to the profit structure.

In the 107th term, sales and earnings increased on both a consolidated and non-consolidated basis due to higher demand for electronic components and an improved return on assets.

For results for the 108th term, please refer to the foregoing "(1) Business Conditions and Results" and "(3) Capital Expenditures and Fund Procurement."

(5)  Key Issues for TDK
Based on its founding spirit, "Contribute to culture and industry through creativity," TDK has grown by exercising creativity and responding in an appropriate and speedy manner to various changes.

The electronics industry, TDK's field of operations, is finding renewed vigor on growth in the market for flat-panel TVs, DVD recorders and other digital home appliances and the greater use of electronics in motor vehicles. There is a prevailing view that the popularity of digital home appliances will accelerate, driven by the start of terrestrial digital broadcasting in Japan and the Olympic Games in Athens, Greece, this summer. But digitalization is also fueling stiffer competition. In respect of digital home appliances, in particular, it would be fair to say that the electronics industry has been thrust into an era of full-blown competition as rapid advances are made in the standardization of key devices while new products that fail to clearly set themselves apart are quickly engulfed by price competition and driven out of the market. Competing in this era increasingly hinges on one's ability to be different, to differentiate one's products from others.

It is for this reason that TDK has designated the fiscal year ending March 31, 2005 as a period for focusing tightly on its core business. TDK will strengthen its core technologies (materials, process and evaluation simulation technologies) that will be key to businesses down the road and expand sales of new products, responding to customer needs and differentiating itself in the marketplace. In the electronics market, TDK is targeting three key fields, which it believes harbor prospects for growth: IT home electronics; high-speed, large-capacity networks; and car electronics. Developing new products that squarely match customer demands and creating a system for supplying them on a timely basis are important themes for TDK in these markets where rapid change is an underlying premise. In addition, TDK aims to increase enterprise value and bolster earnings by bringing to an end the structural reforms that have been implemented over the past two fiscal years.

Furthermore, as a responsible corporate citizen, TDK believes that it is important to incorporate public, ethical, environmental and other considerations in its management processes and dealings with society. In particular, determined to play its part in preserving the environment for future generations, TDK has formulated a fundamental environmental plan, "TDK Environmental Action 2010," for contributing to the realization of a sustainable society.

TDK requests your continued support and guidance as it tackles these key issues.



II.     Outline of the Company

       (The following sets forth the conditions of the Company as of March 31, 2004 unless otherwise specifically indicated.)

(1)    Principal Business

       The Company is principally engaged in the manufacture and sale of products of electronic materials and components, as well as recording media and systems. Major products by division are as follows:

Division       Major Products

Electronic     ferrite cores, ferrite magnets, rare-earth magnets, ceramic
materials      capacitors
Electronic     high-frequency components, EMC components, piezoelectric
devices        products, sensors, inductors, transformers, switching power supplies, DC-DC converters
Recording      GMR heads, thermal heads, optical pickups
devices
Semiconductors semiconductor ICs, organic electroluminescent (EL), anechoic
& others       chambers
Recording      audiotapes, videotapes, CD-Rs, MDs, DVDs, "BS"/"CS" antenna, PC
media &        software, tape-based date storage media for computers
systems


(2)    Major Business Offices and Plants

       Head Office:           13-1, Nihonbashi 1-chome,Chuo-ku, Tokyo
       Osaka Branch:          5-7, Kawara-machi 3-chome, Chuo-ku, Osaka

       Business Offices:      Area                               Number of offices
                              Tohoku                             Sendai office
                              Kanto-Koshinetsu                   5 including Tokyo office
                              Tokai-Hokuriku                     Nagoya office
                              Kinki                              Osaka office
                              Chugoku-Shikoku                    2 including Hiroshima office
                              Kyushu                             Kyushu office

       Plants:                Chokai Plant                       (Akita)
                              Akita Plant                        (Akita)
                              Kisakata Plant                     (Akita)
                              Inakura Plant                      (Akita)
                              Narita Plant                       (Chiba)
                              Shizuoka Plant                     (Shizuoka)
                              Sagara Plant                       (Shizuoka)
                              Kofu Plant                         (Yamanashi)
                              Chikumagawa Plant                  (Nagano)
                              Chikumagawa 2nd Technical Center   (Nagano)
                              Mikumagawa Plant                   (Oita)

       Research & Development
       Facilities:            Materials R&D Center (Chiba)
                              Devices Development Center (Chiba)
                              Advanced Process Technology Center (Chiba)
                              Materials Analysis Center (Chiba)
                              Production Engineering Development Center (Chiba)
                              HMS Research Center (Chiba)
                              Chikumagawa 1st Technical Center (Nagano)

Note: The research & development facilities above represents the conditions as of April 1, 2004.

(3)    Matters Concerning Shares

            (a)  Total Number of Shares:
                 Number of Shares Authorized
                 to be Issued by the Company:        480,000,000 shares

                 Number of Shares Issued:            133,189,659 shares
            (b)  Number of Stockholders:             25,950 stockholders
                (a decrease of 8,280 from the end of the preceding fiscal year)

            (c)  State of Stock Acquisition Rights:


Stock acquisition rights already issued:


                                    Number of stock acquisition      Types and number of shares          Issue price
                                    rights                           issued upon exercise of stock
                                                                     acquisition rights
  1st stock acquisition rights                                       Common Stock
  (Pursuant to resolution adopted
  at the General Meeting of              2,208                            220,800                      Free of charge
  Stockholders held on June 27,
  2002)
  2nd stock acquisition rights                                       Common Stock
  (Pursuant to resolution adopted
  at the General Meeting of              2,542                            254,200                      Free of charge
  Stockholders held on June 27,
  2003)



(d)  Principal Stockholders (ten largest stockholders):

                                                                             Investment to the Principal Stockholders
                                        Investment to the Company                         of the Company
      Name of stockholder      Number of shares held     Percentage of      Number of shares held     Percentage of
                                                       voting rights held                          voting rights held
                               (thousands of shares)          (%)           (thousands of shares)          (%)
  The Master Trust Bank of
  Japan, Ltd.                       13,962                 10.55                 --                     --
       (Trust account)
  Japan Trustee Services
  Bank, Ltd.                        13,147                 9.93                  --                     --
       (Trust account)
  Matsushita Electric
  Industrial                        6,249                  4.72                  999                    0.04
       Co., Ltd.
  NATSCUMCO                         4,815                  3.63                  --                     --
  The Chase Manhattan Bank,
  NA                                3,897                  2.94                  --                     --
       London
  State Street Bank and             3,520                  2.66                  --                     --
  Trust Company
  Nippon Life Insurance             3,131                  2.36                  --                     --
  Company
  Barclays Bank PLC Barclays                                                     --                     --
  Capital Securities                2,842                  2.14                  --                     --
  The Bank of                       2,720                  2.05                  --                     --
  Tokyo-Mitsubishi, Ltd.
  The Sansiao Trading               2,150                  1.62                  --                     --
  Company, Ltd.





Notes:    1.   Any number of shares less than one thousand has been disregarded.
          2.   NATSCUMCO is a nominee of Citi Bank N.A., a depositary bank for the American Depositary Receipts (the "ADRs") of the Company.
          3.   With respect to investments in The Bank of Tokyo-Mitsubishi,Ltd., the Company owns 2,877 shares of Mitsubishi Tokyo Financial
               Group, Inc. (percentage of voting rights held: 0.04%), which holds 100% shares of The Bank of Tokyo-Mitsubishi, Ltd.
          4.   With respect to the investment in each of Matsushita
               Electric Industrial Co., Ltd., and Mitsubishi Tokyo Financial
               Group, Inc., the Company holds each of their shares through Mitsui Asset Trust & Banking Co., Ltd., acting trustee holding as trust assets, who is a transfer agent of the Company. The
               Company reserves the right to instruct the exercise of voting rights of the shares held by the Company under the trust deeds.

(4)    Acquisition, Disposal and Holding of the Company's Own Shares:

       a)  Shares to be acquired:
       Shares of common stock:                                   263,226 shares
       Aggregate amount of acquisition cost                      Y1,869,785,520

       (b)  Shares disposed:
       Shares of common stock:                                   47,494 shares
       Aggregate amount of disposal cost:                        Y 384,987,939

       (c)  Number of shares held for
       the fiscal year under review:                         780,207 shares of
                                                             common stock

(5)    Matters Concerning Employees

              Number of        Comparison with the          Average   Average
              Employees        preceding term               Age       Working
                                                                        Years

Male              5,397        70 (decreased)               40.2      18.0

Female              716        29 (decreased)               32.9      12.4

 Total            6,113        99 (decreased)               39.3      17.4

Notes:      1.   Temporary or part-time employees are not included in the
                 list above.
            2.   Any portion of the average age or average working
                 years totalling less than one tenth of one year is disregarded.


(6)    Matters Concerning Principal Business Combination

1.  Matters Concerning Principal Subsidiaries:



                                                                Percentage of Voting          Outline of Principal
        Name of companies               Common Stock         Rights held by the Company             Business

  TDK U.S.A. Corporation              US$283,550 thousand         100.0%                  Management and supervision
  (U.S.A.)                                                                                of U.S. subsidiaries
  TDK Electronics Corporation         US$62,849 thousand          100.0%                  Sale of recording media &
  (U.S.A.)                                                                                systems products
  TDK Corporation of America          US$3,800 thousand           100.0%                  Sale of electronic
  (U.S.A.)                                                                                materials & components
  TDK Taiwan Corporation              NT$424,125 thousand         83.8%                   Manufacture and sale of
  (Taiwan)                                                                                electronic materials &
                                                                                          components
  SAE Magnetics (Hong Kong)           HK$50 thousand              100.0%                  Manufacture and sale of
  Limited                                                                                 electronic materials &
  (Hong Kong)                                                                             components
  TDK Hong Kong Company               HK$25,500 thousand          100.0%                  Manufacture and sale of
  Limited                                                                                 electronic materials &
  (Hong Kong)                                                                             components
  TDK Xiamen Co., Ltd. (China)        RMB253,259 thousand         100.0%                  Manufacture and sale of
                                                                                          electronic materials &
                                                                                          components
  TDK Recording Media Europe          Euro 82,846 thousand        100.0%                  Manufacture of recording
  S.A. (Luxembourg)                                                                       media & systems products
  TDK Electronics Europe GmbH         Euro 36,544 thousand        100.0%                  Sale of electronic
  (Germany)                                                                               materials & components
  TDK Marketing Europe GmbH           Euro 20,025 thousand        100.0%                  Sale of recording media &
  (Germany)                                                                               systems products
  TDK-MCC Corporation (Japan)         Y1,800 million              100.0%                  Manufacture of electronic
                                                                                          materials & components
  TDK Marketing Corporation           Y1,050 million              100.0%                  Sale of recording media &
  (Japan)                                                                                 systems products



Notes: 1.    Any portion less than one-tenth of one percent of the
             percentage of voting rights held by the Company is disregarded.

       2.    Out of companies stated above, the Company indirectly owns 100% of:
                                TDK Electronics Corporation
                                TDK Corporation of America
                                SAE Magnetics (Hong Kong) Limited
                                TDK Recording Media Europe S.A.
                                TDK Electronics Europe GmbH
                                TDK Marketing Europe GmbH

        3.    The Company owns indirectly 85.5% shares of TDK Xiamen Co., Ltd.

2.  Condition of Business Combination:

              There were no changes in the total number of consolidated subsidiaries for the fiscal year under review compared with the previous fiscal year, totaling 72 (domestic 20, overseas 52). A software development and sale subsidiary in the U.S. was sold, and three subsidiaries including a manufacturing subsidiary and a sale subsidiary in the U.S. as well as a manufacturing subsidiary in Europe were liquidated. In the meantime, the Company incorporated a total of four subsidiaries, including one superintended company for sales of recording media products in Europe, and two manufacturing subsidiaries for heads for HDDs and one R&D subsidiary in Hong Kong and China. The number of affiliates as to investment in which the equity method of accounting had been carried out was eight (domestic 5, overseas 3) for the fiscal year under review, as the same number as the fiscal year ended March 31, 2003.

3.  Results of Business Combination:

              The number of consolidated subsidiaries including the twelve principal subsidiaries stated above is 72 and that of affiliates as to investment in which the equity method of accounting has been carried out is eight. Consolidated net sales for the fiscal year under review amounted to Y 658,862 million (an increase of 8.2% compared with the preceding fiscal year) and consolidated net income amounted to Y42,101 million (an increase of 250.3% compared with the preceding fiscal year).

(7)    Major Lenders, Amount of Loans and Number of the Shares of the Company
       Owned

       Not applicable.

(8) Name, Position and Duty, or Major Occupation of Each Director and Corporate Auditor

Position       Name      Duty and Major Occupation

Representative Hajime
Director       Sawabe

Director       Hirokazu  General Manager of China Business Development Group
               Nakanishi

Director       Jiro      General Manager of Administration Group, in charge of
               Iwasaki   Safety & Environment

Director       Shinji    General Manager of Electronic Components Sales &
               Yoko      Marketing Group

Director       Takeshi   General Manager of Technology Group and General Manager
               Nomura    of Intellectual Properties Center
                         In charge of Technology

Director       Mitsuaki  General Manager of Management Review and Support
               Konno     Department

Director Yasuhiro Attorney-at-Law, Partner of the Law Firm of Squire, Hagihara Thunders and Dempcy L.L.P. (Gaikokuhou Jimu Bengoshi
                         Jimusho)

Corporate      Takuma    Full-time
Auditor        Otsuka

Corporate      Masaaki   Full-time
Auditor        Miyoshi

Corporate      Osamu     Attorney-at-Law, Partner of the Law Firm of Mori Hamada
Auditor        Nakamoto  & Matsumoto

Corporate      Kazutaka
Auditor        Kubota

Corporate      Kaoru     C.P.A., Accounting Firm of Kaoru Matsumoto
Auditor        Matsumoto

Notes:
1. Mr. Yasuhiro Hagihara is an outside Director prescribed in Paragraph 7-2, Section 2, Article 188 of the Commercial Code.
2.   Messrs. Osamu Nakamoto, Kazutaka Kubota and Kaoru
Matsumoto are outside Corporate Auditors prescribed in Section 1, Article 18 of the "Law Concerning Special Exceptions to the Commercial Code Concerning Audit, etc. of KabushikiKaisha".
3. Changes in Corporate Auditors during the fiscal year under review are as follows:

(i)      Assumption of the office of Corporate Auditors:

Position               Name                   Remarks
Corporate Auditor      Masaaki Miyoshi        Assumed on June 27, 2003
Corporate Auditor      Kazutaka Kubota        Assumed on June 27, 2003
Corporate Auditor      Kaoru Matsumoto        Assumed on June 27, 2003

(ii)     Retirement of Corporate Auditors:

Position               Name                   Remarks
Corporate Auditor      Yutaka Mori            Retired on June 27, 2003
Corporate Auditor      Hiromi Kitagawa        Retired on June 27, 2003

(9) Stock Acquisition Rights with Specially Favorable Terms and Conditions Issued to Persons other than Stockholders During the Fiscal Year Under Review:

       On August 7, 2003, the stock acquisition rights were issued as stock option pursuant to a resolution of the meeting of the Board of Directors of the Company held on July 30, 2003 based on a resolution of the Ordinary General Meeting of Stockholders held on June 27, 2003.

          (1)    Total number of stock acquisition rights issued:
                 2,547 shares (100 shares per one stock acquisition right)

          (2) Class and number of shares to be granted for stock acquisition rights: 254,700 shares of common stock

          (3)    Issue price of stock acquisition rights:
                 Free of charge

          (4) Amounts to be paid upon the exercise of each stock acquisition right: Y695,400 (Y6,954 per share)

          (5)    Exercise period of stock acquisition rights:
                 From August 1, 2005 to July 31, 2009

          (6)    Conditions of exercise of stock acquisition rights:

Partial exercise of stock acquisition rights may be permitted, only if the number of shares issuable upon exercise of stock acquisition rights constitute an integral multiple of a unit of shares of the Company.

          (7) Events and conditions of cancellation of stock acquisition rights:

(a) If a proposal for approval of a merger agreement, under which the Company is the dissolving company, is approved at a meeting of stockholders of the Company, or if a proposal for approval of a stock exchange agreement or a proposal for share transfer under which the Company becomes a wholly owned subsidiary of another company, is approved at a meeting of stockholders of the Company, stock acquisition rights may be cancelled without any charge.
(b) In the event that the Company acquires and holds stock acquisition rights, it may, at any time, cancel without any charge any and all of such stock acquisition rights.

(8)    Contents of specially favorable terms and conditions:

Stock acquisition rights have been issued free of charge to Directors, corporate officers and key employees of the Company and officers and key employees of associated companies.

(9)    Name and number of stock acquisition rights allotted:

Directors of the Company:

Name                                          Number of stock acquisition rights

Hajime Sawabe                                                                239
Hirokazu Nakanishi                                                           127
Jiro Iwasaki                                                                 117
Shinji Yoko                                                                  117
Takeshi Nomura                                                               117
Mitsuaki Konno                                                                66
Yasuhiro Hagihara                                                             13
                      Total                                                  796

Corporate Officers of the Company:

Name                                          Number of stock acquisition rights

Kiyoshi Ito                                                                  107
Takehiro Kamigama                                                            107
Katsuhiro Fujino                                                              66
Takeshi Ohwada                                                                66
Kunihiro Fukushima                                                            58
Yukio Hirokawa                                                                58
Masatoshi Shikanai                                                            58
Yukio Harada                                                                  58
Yoshitomo Suzuki                                                              58
Michinori Katayama                                                            58
Kenryo Namba                                                                  58
Takaya Ishigaki                                                               58
Minoru Takahashi                                                              58
                      Total                                                  868

0Key employees of the Company, Directors and key employees of associated companies (Top 10):

Name               Number of stock acquisition       Note
                   rights

Hiroshi Ikejima                                   10 Key employee of the Company
Masao Ishihara                                     8 Key employee of the Company
Seiji Enami                                        8 Key employee of the Company
Osamu Tazaki                                       8 Key employee of the Company
Ryohei Tatsuta                                     8 Key employee of the Company
Shiro Nomi                                         8 Key employee of the Company
Noboru Hara                                        8 Key employee of the Company
Kenichi Hiruma                                     8 Key employee of the Company
Akira Okamoto                                      8 Key employee of the Company
Toshinobu Shiokawa                                 8 Key employee of the Company

Breakdown of total number of stock acquisition rights, which were granted to Corporate Officers, key employees of the Company, Directors and key employees of associated companies:


Classification         Number of stock    Type and number of     Total number of
                       acquisition        shares issued upon     Grantees
                       rights             exercise of stock
                                          acquisition rights
Corporate
Officers of
the Company            868                Common stock                      13
                                          86,800
Key employee           847                Common stock                     154
                                          84,700
Directors of
subsidiaries           31                 Common stock                       4
                                          3,100
Key employee
of
subsidiaries           5                  Common stock                       1
                                          500





(10) Any events materially affecting the conditions of the Company occurred after the settlement of accounts.

None.

Attachment (2)

                     BALANCE SHEET (Non-Consolidated basis)
                            (As of March 31, 2004)



Item                           Amount   Item                            Amount
(ASSETS)                 (Millions of   (LIABILITIES)             (Millions of
                                 yen)                                     yen)
Current Assets                261,758   Current Liabilities             72,832
Cash and
deposits with
banks                          59,450   Trade payables -                38,704
                                        accounts
Trade
receivables -
notes                           3,577   Accounts payable                 9,771
Trade
receivables -
accounts                       78,886   Accrued income taxes             2,282
Marketable
securities                     15,398   Accrued expenses                12,831
Products                        9,655   Deposits received                9,232
Raw materials
and supplies                    5,059   Other current                       10
                                        liabilities
Work in
process                         9,859   Noncurrent Liabilities          37,432
Advance
payments                        6,839   Retirement and severance        37,128
                                        benefits
Deferred tax
assets                          3,382   Directors' and Corporate           303
                                        Auditors' retirement
                                        allowance
Short-term
loans
receivables                    59,848   (Total Liabilities)            110,264
Other current
assets                          9,950   (STOCKHOLDERS' EQUITY)          32,641
Allowance for
doubtful
receivables                     - 150   Common Stock                    59,256
Noncurrent
Assets                        264,385   Capital Surplus                 59,256
Net property,
plant and
equipment                     114,294   Additional paid-in             329,834
                                        capital
Buildings                      39,375   Legal Surplus                    8,160
Structures                      1,957   Legal reserve                  306,971
Machinery and
equipment                      48,024   Voluntary reserve                  918
Vehicles,
tools,
furniture and
fixtures                        3,934   Special depreciation           306,053
                                        reserve
Land                           14,015   Other reserve                   14,702
Construction
in progress                     6,986   Unappropriated retained            484
                                        earnings for the year
Intangible
fixed assets                   10,504   Unrealized holding gain        - 6,338
                                        (loss) on investments in
                                        shares
Patent rights                   7,641   Treasury stock                 415,878
Software                        2,596   Total Stockholders'
                                        Equity
Other
intangible
fixed assets                      266
Investments
and advances                  139,586
Investments in
securities                      8,005
Shares of
subsidiaries                   97,587
Investment in
subsidiaries                    5,558
Long-term
loans
receivable                      1,641
Long-term
prepaid
expenses                        3,785
Long-term
deferred tax
assets                         21,818
Other
investments                     1,876
Allowance for
doubtful
receivables                     - 687

Total Assets:                 526,143   Total Liabilities and          526,143
                                        Stockholders' Equity:



(Notes)
1. Figures are stated in millions of yen by disregarding any amount less than one million yen.

2. Principal Accounting Principles, etc. are stated separately.



Attachment (3)


                  STATEMENT OF INCOME (Non-Consolidated basis)

                              From: April l, 2003

                               To: March 31, 2004


       Item                                                        Amount

CURRENT INCOME AND LOSS                                      (Millions of yen)

Operating Income and Loss:
Operating income                                                        316,050
Net sales                                                               316,050
Operating expenses                                                      314,294
Cost of sales                                                           255,372
Selling, general and administrative expenses                             58,921
Operating income                                                          1,756
Non-operating Income and Loss:
Non-operating income                                                     15,918
Interest and dividend income                                              3,400
Technology commission                                                     7,784
Rental received                                                           3,676
Other non-operating income                                                1,057
Non-operating expenses                                                    7,396
Interest paid                                                                26
Exchange loss                                                             2,471
Depreciation of leased assets                                             3,190
Other non-operating expenses                                              1,708
Current Income                                                           10,277

EXTRAORDINARY PROFIT AND LOSS
Extraordinary Profit                                                      1,816
Gain on sales of fixed assets                                             1,359
Fire insurance received                                                     457
Extraordinary Loss                                                        6,410
Loss on disposal of fixed assets                                          1,271
Extraordinary loss on business restructuring                              2,821
Loss on devaluation of investment securities                              1,227
Other extraordinary loss                                                  1,090

Income before income taxes                                                5,683
Income tax, resident tax and enterprise tax                               3,108
Adjustments to income taxes                                              -1,884
Net income                                                                4,458
Retained earnings brought forward from the preceding year                13,648
Loss on disposition of treasury stock                                        95
Interim dividends                                                         3,309
Unappropriated retained earnings for the year                            14,702


(Notes)

1. Figures are stated in millions of yen by disregarding any amount less than one million yen.
2. Principal Accounting Principles, etc. are stated separately.



(Separate notes)

                        Principal Accounting Principles

The principal accounting principles, procedures and methods of representation adopted for the preparation of the Balance Sheet and the Statement of Income are as follows:



1. Valuation standards and methods of securities are as follows:



(a) Shares of subsidiaries and affiliates:

They are valued at cost using a moving average cost method.



(b) Other securities:



Marketable securities:

Market price method on the fair market price as of the end of fiscal year (any balance resulting from valuation of securities shall directly be entered into stockholders' equity, while any cost of sales of marketable securities shall be calculated using a moving average cost method.)



Non-marketable securities:

They are valued at cost using a moving average cost method.



2. Valuation standards and methods of derivatives are as follows:

They are valued at market price.



3. Valuation standards and methods of inventories are as follows:



(a) Products and work in progress:

They are valued at the lower of cost using a periodic average method.



(b) Raw materials and supplies:

They are value at the lower of cost using a monthly moving average cost method.



4. Method of depreciation of cost of fixed assets:



(a) Property, plant and equipment:

Depreciation of buildings (other than facilities attaching to the buildings) is principally computed using the straight-line method, and property other than buildings is principally computed using the declining balance method.

The estimated useful lives of assets are as follows:

Buildings: 3 to 50 years

Machine and equipment 4 to 22 years



(b) Intangible fixed assets:

Depreciation of intangible fixed assets is computed using the straight-line method.



Software for the in-house use is computed using the straight-line method based on the utilizable period (5 years) within the Company.



5. Accounting basis of principal allowances:



(a) Allowance for doubtful receivables:

In order to prepare for losses from bad debts, it is stated an estimated incollectible amount, in consideration of the past experience for bad debt ratio with respect to doubtful receivables in general, and the individual estimate on possibility of collection with respect to doubtful receivables.



(b) Retirement and severance benefits:

It is stated estimated amounts of benefit obligations and plan assets as of March 31, 2004 for the future payment of retirement and severance benefits payable to employees.

Actuarial gains and losses are amortized from the next year following the year in which such gains and losses occurred using the straight-line method over certain periods within the estimated average remaining service years of employees. Prior service costs of employees are amortized in the year in which such costs occurred using the straight-line method over certain periods within the estimated average remaining service years of employees.



(Additional information)

As a result of enforcement of the Defined Contribution Corporate Pension Law, the Company was authorized by the Minister of Health, Labor and Welfare on September 25, 2003 to be exempted from obligation to pay the future substituted potion of the Welfare Pension Fund.



The amount, which should have been returned, calculated as of March 31, 2004 (minimum underwriting reserve) is 33,553 million yen. Assuming that payment of such amount which should have been returned (minimum underwriting reserve) was made on March 31, 2004, the estimated amount of profit or loss arising from application of Section 44-2 of "the Practice Guide Concerning Retirement Benefit Accounting (Interim Report)" (Report of the Accounting System Committee of the Japanese Institute of Certified Public Accountants No. 13) is 24,114 million yen (before income taxes).



(c) Directors' and Corporate Auditors' retirement allowance:

In order to prepare for future payment of retirement grants for Directors and Corporate Auditors to resign, it is stated an amount to be required at the end of the fiscal year in accordance with the internal regulations of the Company. Provided, however, that the reserve for Directors' retirement allowance to be accrued following the date after the date of the 106th Ordinary General Meeting of Stockholders has been suspended upon resolutions of the meeting of the Board of Directors. Directors' prior retirement grants shall be paid when a Director resigns upon resolution of the General Meeting of Stockholders.

This is the allowance as prescribed in Article 43 of the Commercial Code Enforcement Regulations.



6. Method of accounting for lease transactions:

Finance leases, except for those in which ownership is deemed to be transferred to the lessee, are accounted for as operating leases, that is, the rental of property.



7. Method of accounting consumption tax, etc.:

No consumption tax, etc. is included in the financial statements.



8. Application of amended Commercial Code Enforcement Regulations:



The Company has applied amended Commercial Code Enforcement Regulations (Ministry of Justice Ordinance No. 22, March 29, 2002, the final amendment:
Ministry of Justice Ordinance No. 23, March 30, 2004) for the fiscal year under review.



9. Changes in presentation:

The technology commission, which was included in the "other non-operating income" of the statement of income until the previous fiscal year, is presented by an independent item for the fiscal year under review, since the significance of the amount increased.



Notes with respect to Balance Sheet



1. Pecuniary credits and debts to subsidiaries:

(a) Short-term credits Y71,687 million

(b) Long-term credits Y1,528 million

(c) Short-term debts Y22,723 million



2. In addition to the fixed assets stated in the balance sheet, there are computers and other related machinery and equipment as principal assets used pursuant to lease contracts.



3. There is no pecuniary credit or debt to Directors or Corporate Auditors of the Company.



4. Assets pledged or collateral:

Securities Y699 million



5. Contingent liabilities including guaranteed liabilities:

Outstanding guaranteed liabilities Y6,548 million



6. Accumulated amount of depreciation

of property, plant and equipment: Y253,437 million



7. Consumption taxes are included in the "other current assets" after offsetting the amount paid in advance against the amount received in advance.



8. Amount of stockholders' equity pursuant to Article 124, paragraph 3 of the Commercial Code Enforcement Regulations:

Y952 million





Notes with respect to Statement of Income



1. Net sales to subsidiaries: Y183,008 million

2. Purchases from subsidiaries: Y145,545 million

3. Non-operating transactions with subsidiaries: Y13,240 million

4. Net income per share Y32.87

(While net income stated in the accompanying statement of income is Y4,458 million, net income concerned with common stock which was used for the calculation basis of the net income per share for the fiscal year under review is Y4,355 million. The difference arises from the proposed payment of directors' bonuses. The average number of shares of common stock issued during the fiscal year under review, which was used for the calculation basis of the net income per share, totals 132,475 thousand shares.


Notes with respect to Retirement and Severance Benefits



1. Components of retirement and severance benefits:


                                                 108th Business year
                                                 (As at March 31, 2004)

(1) Retirement and severance benefit obligation: (Y million)

                                                 - 221,066
(2) Plan assets:                                   164,232
(3) Unfunded obligations for benefit obligation  -  56,834
(1) + (2):
(4) Unrecognized actuarial loss (gain)              57,722
(5) Unrecognized prior service costs             -  38,017
(6) Accrued retirement and severance benefits    -  37,128
(3) + (4) + (5):



2. Components of retirement benefit costs:


                                               108th Business year
                                               (April 1, 2003 -
                                               March 31, 2004)
Retirement benefit costs                       (Y million)
                                                12,018
(1) Service cost                                 6,385
(2) Interest cost                                4,673
(3) Expected return on plan assets             - 2,403
(4) Amortization of prior service costs        - 1,973
(5) Amortization of actuarial loss (gain)        5,328
(6) Extra retirement money, etc. specially           7
    paid:



3. Calculation basis of for retirement and severance benefits obligations:


                                               108th Business year
                                               (As at March 31, 2004)
(1) Discount rates:                                 2.00%
(2) Expected rates of return on investment:         2.00%
(3) Distribution method of estimated amount of Period fixed amount standard retirement and severance benefits during the period:
(4) Amortization of prior service               Average remaining years of
    obligations                                 service of the employees when it
                                                occurs
(5) Years to amortize actuarial gain/loss:      Average remaining years of
                                                service of the employees when it
                                                occurs


Attachment (4)

                PROPOSAL FOR APPROPRIATION OF Retained EARNINGS

Appropriation of Unappropriated Retained Earnings for the Fiscal Year ended March 31, 2004

                                                                         (yen)

Unappropriated retained earnings for the year                    14,702,266,324
Reversal of general reserve
Reversal of special depreciation reserve                           273,102,916
                                              Total             14,975,369,240

We propose that the above income will be disposed as follows:
Appropriated retained earnings
Dividends                                                        3,972,283,560
(Y30 per share)
Directors' bonuses                                                 103,590,000
General reserve
Special depreciation reserve                                       161,824,000
Advanced depreciation reserve                                      484,840,000
                                              Total              4,722,537,560
Balance Carried Forward                                         10,252,831,680

Notes:

1. Dividends are calculated excluding treasury stock of 780,207 shares.

2. Interim dividends (Y25 per share) in the aggregate amount of Y3,309,388,925 were paid on December 5, 2003.

3. A special depreciation reserve and advanced depreciation reserve are reversed or set up in accordance with the Special Taxation Measurement Law.




Attachment (5)



                  CERTIFIED COPY OF PUBLIC ACCOUNTANTS' REPORT

                           PUBLIC ACCOUNTANTS' REPORT


April 26, 2004

To: The Board of Directors of TDK Corporation



AZSA & Co.

Seiichi Sasa (Seal)
Representative partner and
engagement partner
Certified Public Accountant
Hideaki Koyama (Seal)
Representative partner and
engagement partner
Certified Public Accountant



We have examined the financial statements of TDK Corporation, including balance sheet, the statement of income, the business report (limited to the part regarding the accounts of the Company) and the Proposal for Appropriation of Retained Earnings and attached schedules thereto (limited to the part regarding the accounts of the Company) for the 108th fiscal year from April 1, 2003 to March 31, 2004 pursuant to the provisions of Article 2 of the "Law Concerning Special Exceptions to the Commercial Code Concerning Audit, Etc. of Joint-Stock Corporations (Kabushiki Kaisha)". Further, the part regarding the accounts of the Company of the Business Report and attached schedules are described based on the records of accounting books of the Company and its subsidiaries. The management of the Company is responsible for the preparation of the financial statements and the schedules related thereto and our responsibility as certified public accountants is to express an independent opinion regarding the financial statements and the schedules related thereto.

Our examination was carried out in accordance with generally accepted auditing standards in Japan. The auditing standards require us to be guaranteed to a reasonable extent as to whether or not the financial statements and the schedules related thereto contain any material misrepresentations. Our audit has been carried out on the basis of trial examination and includes overall examination of representations which are indicated in the financial statements and schedules related thereto, including valuation of the accounting standards adopted, and the methods thereof employed, by the management of the Company as well as valuation of the projections made therein by the management of the Company. Our audit corporation has judged that it has been guaranteed to a reasonable extent that it has a basis for expressing an opinion as a result of the audit. The audit includes the auditing procedures for the Company's subsidiaries with respect to which we carried out as we considered it necessary.



We, after examination, hereby report as follows:

(1) The Balance Sheet and the Statement of Income fairly set forth the financial condition and state the profit and loss of the Company in accordance with laws and ordinances and the Articles of Incorporation.

(2) The Business Report (limited to the part regarding the accounts of the Company) fairly sets forth the situation of the Company in accordance with laws and ordinances and the Articles of Incorporation.

(3) The Proposal for Appropriation of Retained Earnings is in conformity with laws and ordinances and the Articles of Incorporation.

(4) There exists no matters in the attached schedules (limited to the part regarding the accounts of the Company) to be pointed out in accordance with the provisions of the Commercial Code of Japan.



AZSA & Co. or engagement partners in charge have no interests with the Company which are defined by the provisions of the Law Concerning Certified Public Accountants.



- End -


Attachment (6)





            CERTIFIED COPY OF REPORT OF BOARD OF CORPORATE AUDITORS



                                  AUDIT REPORT



This Board of Corporate Auditors prepared and report upon the following audit report regarding the performance of duties of the Directors of the Company during the 108th fiscal year from April 1, 2003 to March 31, 2004, upon deliberation, based on the reports from each Corporate Auditor regarding the method and the result of audit.



1. Summary of method of audit:



Each Corporate Auditor, subject to, inter alia, the audit policy and the business assignment, etc. set up by the Board of Corporate Auditors and the duties assigned to each Corporate Auditor, has attended meetings of the Board of Directors and other meetings as deemed important, received from Directors reports on the business, perused the documents whereby the important decisions were made, and examined business and financial conditions at the head office and the principal offices. Each of Corporate Auditors has also required reports on business from the Company's subsidiaries, has visited the principle subsidiaries when deemed it necessary, and has examined business and financial conditions. In addition, we received from the Independent Accountants reports on audit and examined the accounting statements and attached schedules.



As for the transactions between Directors acting on their own behaves and the companies which businesses are competitive to the Company, transactions between Directors and the Company in which interests in both parties are contradictory, the provision, free of charge, of profits conducted by the Company, transactions not in the ordinary course of business between its subsidiaries and the Company or between its stockholders and the Company and acquisition and disposal of its own shares and the like, we each examined such transactions in detail by receiving reports from the Directors, as necessary, in addition to the method of audit mentioned above.



2. Result of audit:



(1) The method and results of auditing carried out by AZSA & Co., Independent Public Accountants, are appropriate.

(2) The Business Report fairly sets forth the situation of the Company in accordance with laws and ordinances and the Articles of Incorporation.

(3) With respect to the item concerning the proposal for appropriation of retained earnings, nothing unusual is to be pointed out in accordance with the financial condition of the Company and other circumstances.

(4) The attached schedules fairly set forth the matters to be stated and nothing unusual is to be pointed out.

(5) With respect to the performance of their duties by the Directors including the duties regarding subsidiaries, no illegal act nor any fact which is in violation of the laws and ordinances and the Articles of Incorporation is ascertainable.

We confirm that there are no violations of obligation by Directors, such as transactions competitive to the Company's business as prescribed in Article 133, paragraph 1 of the Commercial Code Enforcement Regulations.





April 27, 2004



Board of Corporate Auditors of

TDK Corporation


Corporate Auditor (full-time)
Takuma Otsuka (Seal)
Corporate Auditor (full-time)
Masaaki Miyoshi (Seal)
Corporate Auditor
Osamu Nakamoto (Seal)
Corporate Auditor
Kazutaka Kubota (Seal)
Corporate Auditor
Kaoru Matsumoto (Seal)



(Note) Messrs. Osamu Nakamoto, Kazutaka Kubota and Kaoru Matsumoto are outside Corporate Auditors prescribed in Section 1, Article 18 of the Law Concerning Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha.



- End -

(Reference/Consolidated financial statements)

The Company's consolidated financial statements are prepared in accordance with the U.S. generally accepted accounting principles ("U.S. GAAP").



                       BALANCE SHEET (Consolidated basis)

                             (As of March 31, 2004)

Item                                    Amount   Item                                               Amount

(ASSETS)                      (Millions of yen)   (LIABILITIES)                           (Millions of yen)

Current assets                         475,773   Current liabilities                               115,218
Cash and cash equivalents              227,155   Short-term debt                                       416
                                                 Trade payables                                     59,917
Marketable securities                      402   Accrued expenses                                   45,534
                                                 Income taxes payables                               4,689
Net trade receivables                  138,331   Other current liabilities                           4,662

Inventories                             77,301

Other current assets                    32,584   Noncurrent liabilities                             75,606
                                                 Long-term debt, excluding current                      27
                                                 installments
                                                 Retirement and severance benefits                  73,521
Noncurrent assets                      294,546   Deferred income taxes                                 215
                                                 Other noncurrent liabilities                        1,843
Investments in securities               18,381
                                                 (Total liabilities)                               190,824
Net property, plant and equipment      208,945
Other assets                            67,220   Minority interests                                  3,276

                                                 (STOCKHOLDERS' EQUITY)

                                                 Common stock                                       32,641
                                                 Additional paid-in capital                         63,051
                                                 Legal reserve                                      16,497
                                                 Retained earnings                                 560,756
                                                 Accumulated other comprehensive                   -90,387
                                                 income (loss)
                                                 Treasury stock                                     -6,339

                                                 (Total stockholders' equity)                      576,219


Total assets:                          770,319   Total liabilities and stockholders'               770,319
                                                 equity:


(Note) Any amount less than 0.5 million yen has been disregarded and any amount not less than 0.5 million yen has been rounded upward to a full one million.

(Reference/Consolidated financial statements)

The Company's consolidated financial statements are prepared in accordance with the U.S. generally accepted accounting principles ( "U.S. GAAP").


                    STATEMENT OF INCOME (Consolidated basis)

                              From: April l, 2003
                               To: March 31, 2004



   Item                                                     Amount
                                                 (Millions of yen)

Net sales                                                  658,862
Cost of sales                                              474,106
Gross profit                                               184,756
Selling, general and administrative expenses               130,434
Operating income                                            54,322
Other income (deductions) :
Interest and dividend income                                 1,189
Interest expense                                              -323
Foreign exchange gain(loss)                                 -3,065
Other - net                                                  3,480
Total other income (deductions)                              1,281
Income before income taxes                                  55,603
Income taxes                                                13,143
Income before minority interests                            42,460

Minority interests (loss)                                     -359
Net income                                                  42,101



(Note) Any amount less than 0.5 million yen has been disregarded and any amount not less than 0.5 million yen has been rounded upward to a full one million.

         Reference Documents Concerning the Exercise of Voting Rights


1. Aggregate number of voting rights owned by all stockholders: 1,323,320 voting rights

2. Matters to be Resolved and Matters for Reference:

First Item: Approval of proposal for appropriation of retained earnings for the 108th fiscal year

The appropriation of retained earnings for the fiscal year under review is proposed as stated in Attachment (4) (in the page 23 ).

The Company considers that returning income to its stockholders is an important management duty, and will distribute such income with comprehensive consideration given to the level of consolidated return on equity (ROE), dividends on equity (DOE), etc. and business results, among other factors. Consequently, with respect to the appropriation of retained earnings as at the end of the fiscal year under review, the year- end dividend during the fiscal year under review will be Y30.00 per share, as a result of the Company taking into account the level of ROE and DOE, etc. in accordance with the Company's basic policy. Together with the interim dividends of Y25.00 per share, which were paid in December 5, 2003, the total dividends for the fiscal year under review will be Y55.00 per share, a Y5.0 increase per share over the previous fiscal year.



Second Item: Partial amendments to the Articles of Incorporation



1. Reason for amendments:

In accordance with the enforcement of the "Law regarding the Partial Amendments to the Commercial Code and the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-stock Companies (Kabushiki-Kaisha)" (Law No. 132, 2003) as of September 25, 2003, share buyback by resolution of the meeting of the Board of Directors has been permitted under the authorization of the Articles of Incorporation. The Company will incorporate new provisions of
Article 6 (Acquisition of the Company's Own Share) stated in the proposed amendment below into the current Article of Incorporation, in order to take a flexible capital policy in response to changes in operating circumstances.

Accordingly, the Articles after Article 6 of the current Articles of Incorporation will be renumbered as a result of the incorporation of new Article and also the supplement will be deleted.





2. Details of amendments

Details of the proposed amendments are as follows.





                                  (Parts proposed to be amended are underlined.)

Present Articles of Incorporation        Proposed amendment

(To be newly established)                (Acquisition of the Company's Own
                                         Shares)
                                         Article 6. The Company may purchase its
                                         own shares by resolution of the Board
                                         of Directors, in accordance with the
                                         provisions of Article 211-3, paragraph
                                         1, item 2 of the Commercial Code.

Article 6. - 25. (Provisions             Article 7. - 26. (Same as the current
intentionally omitted)                   Article 6. - 25.)

Supplement                               (To be deleted)
Notwithstanding the provisions of
Article 13 (Term of Office of
Directors), the term of office of
Directors who were elected at the
ordinary general meeting of shareholders held on June 27, 2002 shall continue by the closing of the ordinary general meeting of shareholders to be held in 2004.



Third Item: Issuance of stock acquisition rights, in order to grant such rights to Directors, corporate officers and key employees of the Company and its associated companies



You are requested to approve the issuance by the Company of stock acquisition rights in accordance with the following terms and conditions, pursuant to
Article 280-20 and Article 280-21 of the Commercial Code of Japan, in order to grant such rights as a stock option to Directors, corporate officers and key employees of each of the Company and associated companies.



1. Reason for the issuance of stock acquisition rights with specially favorable terms and conditions to persons other than stockholders:


In order to further raise motivation and enhance morale for contributing to the improvement of consolidated business results of the Company, improve business results of the Company and associated companies and stockholder values, stock acquisition rights will be issued to Directors, corporate officers and key employees of the Company and associated companies in accordance with the conditions of the issuance as stated in 2. below.

2. Summary of the issuance of stock acquisition rights:

(1) Class and number of shares to be issued upon exercise of stock acquisition rights:

The maximum number shall be 380,000 shares of common stock of the Company.

In case of adjustment of the number of shares attached to each stock acquisition rights (defined as below) in accordance with (2) below, the number of shares to be issued upon exercise of stock acquisition rights shall be adjusted to a number obtained by multiplying the number of shares attached to each stock acquisition right after adjustment by the aggregate number of stock acquisition rights.



(2) Aggregate number of stock acquisition rights to be issued:

The maximum number shall be 3,800.



The number of shares attached to one stock acquisition right (hereinafter referred to as the "number of shares attached") shall be 100 shares. Provided, however, that on or after the date on which stock acquisition rights are issued (hereinafter referred to as the "issue date"), in case the Company makes a stock split or stock consolidation of shares of common stock, the number of shares granted shall be adjusted in accordance with the following formula and any number of share less than one share arising out of such adjustment shall be disregarded:


Number of shares     =     Number of shares       x   Percentages of stock split
                                                      or consolidation
attached                   attached
after adjustment           before adjustment



Furthermore, on or after the issue date, in case the Company enters into a merger, corporate division or a reduction of paid-in capital, etc., that requires adjustments to be effected to the number of shares attached, the number of shares attached shall be adjusted to the reasonable extent.



(3) Issue price of stock acquisition rights:

Free of charge



(4) Amounts to be paid for the exercise of each stock acquisition right:

Amounts to be paid for the exercise of each stock acquisition right shall be the amount to be paid per share (hereinafter referred to as the "Exercise Price") of shares to be issued or transferred upon exercise of the stock acquisition right, multiplied by the number of shares attached.

The exercise price shall be an amount which is the average of the closing prices (regular way) of the Company's shares of common stock on the Tokyo Stock Exchange, Ltd. on each day (other than any day on which no sale is reported) of the month immediately preceding the issue date, multiplied by 1.05. Any amount less than one yen arising out of such adjustment shall be rounded upward to the nearest yen. Provided, however, that if such price is less than the closing price as of the issue date, then such closing price reported on the issue date shall instead be the Exercise Price (if no closing price is reported on such day, then the closing price reported on the day immediately preceding that day).

On or after the issue date, in case the Company issues new shares of its common stock or disposes of its treasury stock at a price less than the current market price (except for issue or transfer upon exercise of stock acquisition rights or transfer of its treasury stock pursuant to the provisions of Section 2, Article 5 of the Supplement of the "Law regarding the Partial Amendments, etc. to the Commercial Code, etc. of Japan (Law No. 79, 2001)), the Exercise Price shall be adjusted in accordance with the following formula and any amount less than one yen arising out of such adjustment shall be rounded upward to the nearest yen:



                                  Number of       Number of shares   Amount paid
                                  shares issued + newly issued x     per share
                                                  ______________________________
                                                            Market price
                                  ______________________________________________
Exercise Price    Exercise Price
after          =  before          Number of               Number of shares
adjustment        adjustment  x   Shares issued   +       newly issued

"Number of shares issued" in the above formula means the number of shares obtained by deducting the number of treasury stock held by the Company from the number of outstanding shares. In case of disposal of treasury stock, "Number of shares newly issued" shall instead read as "Number of treasury stock to be disposed of".

Furthermore, on or after the issue date, in case of a stock split or stock consolidation of the Company's shares of common stock, the Exercise Price shall be adjusted in accordance with the following formula and any amount less than one yen arising out of such adjustment shall be rounded upward to the nearest yen:


Exercise Price after =     Exercise Price before  x             1
adjustment                 adjustment                 ______________________
                                                      Percentages of stock
                                                      split or consolidation


Furthermore, on or after the issue date, in case the Company enters into a merger, corporate division or a reduction of paid-in capital, etc. that requires adjustments to the Exercise Price, it shall be adjusted to the reasonable extent, in light of the conditions of merger, corporate division or the extent of the reduction of paid-in capital, etc.



(5) Exercise period of stock acquisition rights:

From August 1, 2006 to July 31, 2010



(6) Conditions of exercise of stock acquisition rights:

Partial exercise of each stock acquisition right is only exercisable so long as the number of shares to be issued upon exercise of stock acquisition rights is any integral multiple of a unit of shares of the Company.



(7) Events and conditions of cancellation of stock acquisition rights:

    (1) If a proposal for approval of a merger agreement, under which the Company is the dissolving company, is approved at a general meeting of stockholders of the Company, or if a proposal for approval of a stock exchange agreement or a proposal for share transfer is approved at a general meeting of stockholders of the Company, the Company may cancel stock acquisition rights without any charge.

    (2) The Company may, at any time, cancel without any charge such outstanding and unexercised stock acquisition rights as is acquired and owned by itself.



(8) Restrictions on transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to approval from the Board of Directors of the Company.



3. Summary of the allotment of stock acquisition rights:

The Board of Directors of the Company shall determine the number of stock acquisition rights to be granted to each grantee (the "Grantee"), taking into consideration the responsibilities on his/her duties and the contribution of each of the Grantees to the consolidated business results of the Company.

In addition, when granting stock acquisition rights to each Grantee, the Company shall enter into the "Granting of Stock Acquisition Right Agreement" with each of the Grantees, which shall provide for the following conditions deemed reasonable by the Board of Directors for the purpose of the issuance of stock acquisition rights.



Summary of the "Granting of Stock Acquisition Right Agreement

    (1) In the event that eligible Directors of the Company and corporate officers of its associated companies are removed from their respective offices, voluntarily resign, or lose their positions due to disqualification, stock acquisition rights may not be exercised.

    (2) In the event that the relevant eligible employee of the Company and its associated companies is demoted or removed due to disciplinary punishment, or resigns for his/her own cause, stock acquisition rights may not be exercised.

    (3) In case of the loss of position as Directors, corporate officers and certain employees of the Company and its associated companies of the Company due to the reason other than (1) or (2) stated above, stock acquisition rights may be exercised within two years following such loss of position.

    (4) The Agreement shall also specify other matters that limit the exercise of stock acquisition rights in addition to the above



Fourth Item: Acquisition of own shares of the Company



You are requested to approve that the Company will acquire 380,000 shares of common stock of the Company, with a maximum aggregate acquisition cost of Y3.4 billion, pursuant to Article 210 of the Commercial Code of Japan during the period from the closing of this Ordinary General Meeting of Stockholders to the closing of next Ordinary General Meeting of Stockholders, in order to enable the Company to implement the stock option plan described in the Third Item of the proposal.



Fifth Item: Election of seven (7) Directors



The terms of offices of all seven (7) Directors will expire at the closing of this Ordinary General Meeting of Stockholders. You are requested to elect seven
(7) Directors.



Candidates for Directors are as follows:


Candidate      Name          Resume and Status as Other Company's  Number of
No.       (Date of Birth)    Representative, if any                Shares of the
                                                                   Company
                                                                   Owned

1.        Hajime Sawabe       April 1964: entered into the         7,000
                              Company                              shares
          (Jan. 9, 1942)      May 1991: General Manager of
                              European Div. of Recording Media
                              Business Group of the Company
                              June 1996: Director & General
                              Manager of Data Storage Components
                              Business Group of the Company
                              June 1998: President &
                              Representative Director of the
                              Company
                              (present post)

2.        Jiro Iwasaki        April 1974: entered into the         2,000
                              Company                              shares
          (Dec. 6, 1945)      June 1992: General Manager of
                              Corporate Planning Office of the
                              Company
                              June 1996: Director and General
                              Manager of Human Resources Dept. of
                              the Company
                              June 1998: Managing Director of the
                              Company
                              General Manager of Recording Media &
                              Systems Business Group of the
                              Company
                              June 2002: Director & Senior Vice
                              President of the Company (present
                              post)
                              in charge of Safety and Environment
                              (present post), and General Manager
                              of Administration Group of the
                              Company (present post)

3.        Shinji Yoko         April 1970: entered into the         1,000
                              Company                              shares
          (Jan. 2, 1948)      Jan. 1994: General Manager of
                              European Sales Headquarters of
                              Electronic Materials Sales &
                              Marketing Dept. of the Company
                              June 1998: Director of the Company
                              (present post)
                              June 2002: Director & Senior Vice
                              President of the Company (present
                              post)
                              General Manager of Electronic
                              Components Sales & Marketing Group
                              of the Company
                              (present post)

4.        Takeshi Nomura      April 1980: entered into the         1,000
                              Company                              shares
          (Mar. 8, 1952)      June 1996: General Manager of
                              Material Research Center of the
                              Company (present post)
                              June 1998: Director of the Company
                              June 2002: Director & Senior Vice
                              President of the Company (present
                              post)
                              July 2002: General Manager of
                              Intellectual Properties Center
                              (present post)
                              Jan. 2004: in charge of Technology
                              General Manager of Technology Group
                              of the Company
                              (present post)
5.        Mitsuaki Konno      April 1969: entered into the         2,000
                              Company                              shares
          (Dec. 28, 1944)     June 2000: General Manager of
                              Finance & Accounting Dept. of the
                              Company
                              Apr. 2001: General Manager of
                              Management Review & Support Dept. of
                              the Company (present post)
                              June 2002: Director & Corporate
                              Officer of the Company (present
                              post)

6.        Yasuhiro Hagihara   April 1971: registered as lawyer in  0 share
                              Washington D.C. in the U.S.
          (Oct. 19, 1937)     Aug. 1976: joined Graham and James
                              LLP in the U.S.
                              Jan. 1979: Partner of the said law
                              firm
                              July 2000: Partner of Squire,
                              Sanders & Dempsey LLP (Gaikokuhou
                              Jimu Bengoshi Jimusho) (present
                              post)
                              June 2002: Director of the Company
                              (present post)

7. *      Takehiro Kamigama   April 1981: entered into the         0 shares
                              Company
          (Jan. 12, 1958)     April 2001: General Manager in
                              charge of strategic technology of
                              Recording Device Business Div. of
                              the Company
                              Oct. 2001: General Manager of Head
                              Business Group of the Company
                              (present post)
                              June 2002: Corporate Officer of the
                              Company
                              June 2003: Senior Vice President of
                              the Company (present post)

(Notes)

1. None of the above seven (7) candidates has any special interests in the Company.

2. The person with "*" mark is a new candidate for Director.

3. Mr. Yasuhiro Hagihara is a candidate for an outside Director to comply with the requirement of outside director provided under Paragraph 7-2, Section 2,
   Article 188 of the Commercial Code of Japan.



Sixth Item: Election of one (1) Corporate Auditor



Mr. Osamu Nakamoto, Corporate Auditor, will resign as Corporate Auditor at the closing of this Ordinary General Meeting of Stockholders. You are requested to elect one (1) Corporate Auditor to fill in a vacancy. Since Mr. Ryoichi Ohno, a candidate for Corporate Auditor, will be elected as Corporate Auditor to fill in the vacancy of the term of office of Mr. Osamu Nakamoto, Corporate Auditor, his term of office will be coterminous with the remainder of the term of office of Corporate Auditor to be resigned pursuant to the provisions of Article 18 of the Articles of Incorporation of the Company.

The Board of Corporate Auditors has already approved this proposal.




A candidate for Corporate Auditor is as follows:


Candidate     Name           Resume and Status as Other          Number of
No.       (Date of Birth)    Company's Representative, if any    Shares of the
                                                                 Company Owned

1         Ryoichi Ohno       Feb. 1983: KPMG Peat Marwick        0 share
          (Nov. 3, 1958)     Nov. 1988: registered as Certified
                             Public Accountant in the U.S.A.
                             Sep. 1989: Kenneth Leventhal &
                             Co.
                             Sep. 1991: PricewaterhouseCoopers
                             July 1994: PricewaterhouseCoopers
                             Audit Partner in charge of Japanese
                             Practice New York Office
                             Sep. 2001: Senior Vice President
                             and Chief Financial Officer of The
                             Gibraltar Life Insurance Co., Ltd.
                             (present post)
                             Finance Vice President of
                             Prudential Financial Inc.
                             (present post)



(Notes)

1. There are no special interests between Mr. Ryoichi Ohno and the Company.

2. Mr. Ryoichi Ohno is a candidate for outside Corporate Auditor as prescribed in Section 1, Article 18 of the Law Concerning Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha.


Seventh Item: Presentation of retirement grants to the retiring Director and retiring Corporate Auditor



It is proposed that retirement grants shall be presented to Director, Mr. Hirokazu Nakanishi, who will retire as Director at the closing of this meeting upon the completion of his term of office, and Corporate Auditor, Mr. Osamu Nakamoto, who will resign as Corporate Auditor at the closing of this meeting, in appreciation of their meritorious services to the Company, within a reasonable amount based on specified standards of the Company. The amount, the date of presentation and procedures are requested to be entrusted to the determination among the Board of Directors in case of the resigning Director and to Board of Corporate Auditors in case of the resigning Corporate Auditor.



Resume of the resigning Director and Corporate Auditor is as follows:

Name                   Resume

Hirokazu Nakanishi     June 1996: Director of the Company
                       June 1998: Managing Director of the Company
                       June 2002: Director & Senior Vice President of the
                       Company (to present)

Osamu Nakamoto         June 2000: Corporate Auditor of the Company (to present)



                                     End


Map to Technical Center of TDK Corporation
(Translation omitted)




END